June 28, 2007
VIA FED EX
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler
Assistant Director

Re:	Cumberland Pharmaceuticals Inc. (the “Company”)
Form S-1 Registration Statement
File No. 333-142535
Ladies and Gentlemen:
     We are responding supplementally to comments received in a letter dated June 8, 2007 from Mr. Jeffrey P. Riedler to Mr. A.J. Kazimi with respect to the Form S-1 Registration Statement of Cumberland Pharmaceuticals Inc. filed on May 1, 2007.
     Please note that the Company has determined that it no longer intends to include graphic materials in the prospectus. Accordingly, we will not be providing the Commission with a copy of any graphic materials in connection with this Registration Statement.
     If you have any additional questions, please call the undersigned at (615) 259-1479.
Sincerely yours,
ADAMS AND REESE LLP
/s/ Martin S. Brown, Jr.

cc:	Greg Belliston, United States Securities and Exchange Commission
A.J. Kazimi, Cumberland Pharmaceuticals Inc.
Donald J. Murray, Esq., Dewey Ballantine LLP, Counsel to the underwriters